SUBLEASE AGREEMENT

          AGREEMENT OF SUBLEASE, dated March 15, 1991 and effective as of April 15, 1991 between Chemed Corporation, a Delaware corporation with offices at 2600 Chemed Center, 255 E. Fifth Street, Cincinnati, Ohio 45202 ("Sublessor"), and National Sanitary Supply Company, a Delaware corporation, with offices at 2900 Chemed Center, 255 E. Fifth Street, Cincinnati, Ohio 45202 ("Sublessee").

                          WITNESSETH:

          WHEREAS, Sublessor represents and warrants that it has leased the real estate and premises described as the 29th floor, Chemed Center, Cincinnati, Ohio (more particularly described on Exhibit A hereto) (hereinafter the "Premises") pursuant to a certain lease, between 255 Fifth Limited Partnership (hereinafter "Landlord"), and Sublessor, as tenant (hereinafter the "Lease"), a copy of which Lease has been delivered to the Sublessee and is incorporated herein by reference.

     WHEREAS, Sublessee desires to sublet the Premises and Sublessor is willing to sublet the same on the terms and conditions hereinafter set forth, provided Landlord shall give its written consent thereto.

     NOW, THEREFORE, Sublessor, for and in consideration of the rents, covenants and agreements hereinafter contained on the part of Sublessee to be paid, kept and performed, does hereby sublet and demise unto Sublessee, and Sublessee hereby takes and hires from Sublessor, the Premises.

     TO HAVE AND TO HOLD the same unto Sublessee, its successors and assigns for a term to commence on the commencement date of the Lease (the "Commencement Date"), and to expire on April 14, 2006, subject to the Lease and upon the rentals, terms, covenants, conditions and provisions hereinafter set forth. If the Lease is terminated or cancelled for any reason, this Sublease shall terminate simultaneously and, as sole damage in respect of such termination, any unearned rent theretofore paid shall be refunded to Sublessee.

     AND Sublessor and Sublessee hereby agree as follows:
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         1.   Sublessee covenants and agrees to pay to Sublessor
              at 2600 Chemed Center, 255 E. Fifth Street, Cincinnati,
              Ohio, in equal monthly installments in advance commencing on the Commencement Date and continuing thereafter on the 1st day of each month during the term hereof until April 14, 2006, without notice or demand and without abatement, deduction or set-off of any amount whatsoever, a base rental equal to the rental paid by Sublessor to Landlord for Sublessee's proportionate share of the total square footage rented by Sublessor from Landlord pursuant to Lease.

              Sublessee further covenants and agrees to pay as additional rental its pro rata share of any adjustments and additional rent made by Landlord pursuant to Article 3 of the Lease, which adjustments and additional rent shall reflect increases in Landlord's certain operating expenses and real estate taxes as therein defined. Such additional rental shall become payable upon Landlord's presentation of a statement setting forth in detail the base period operating expense and the base period tax expense, as defined in
              Article 3 of the Lease.

        2. Sublessee agrees to accept the Premises in an "as is" condition and Sublessee acknowledges that no representations with respect to the condition thereof have been made to it other than with respect to the construction of basic building appointments. Sublessee shall be entitled to a proportionate share of all tenant concessions set forth in the Lease based upon the proportionate share of the total square footage rented by Sublessor from Landlord pursuant to the Lease.

         3. To the extent not otherwise inconsistent with the agreements and understandings expressed in this Sublease or applicable only to the original parties to the Lease, the terms, provisions, covenants and conditions of the Lease are hereby incorporated herein by reference on the following understandings:

              (a) The term "Landlord" as used therein shall refer to Sublessor hereunder, its successors and assigns, and the term "Tenant" as used therein shall refer to Sublessee hereunder, its successors and assigns.

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              (b)  In any case where the Landlord reserves the
              right to enter the Premises, said right shall inure to the benefit of the Landlord as well as to Sublessor.

              (c) Sublessee agrees to perform and comply with the terms, provisions, covenants and conditions of the Lease and not to do or suffer or permit anything to be done which would result in a default under or cause the Lease to be terminated or forfeited.

              (d) Sublessee shall not assign or sublet the Premises without obtaining Sublessor's prior written consent thereto, which may be withheld for any reason.

        4. Sublessee agrees and covenants with Sublessor that Sublessor shall not be liable for any injuries to persons (including death) or damages to property arising from any cause whatsoever which shall occur in any manner in or about the Premises, and Sublessee hereby agrees to protect, defend, indemnify and save harmless Sublessor from any and all claims, damages, loss, cost, expense and liability, including attorneys' fees, for injuries to persons (including death) or damages to property arising from any cause whatsoever, which shall occur in any manner in or about the Premises. Sublessor shall not be liable for any damage to the Premises, or to any part thereof, or to any property or effects therein or thereon or for any damage caused or occasioned by a default by the Landlord, provided Sublessor forwards on a timely basis all complaints of Sublessee to Landlord.

        5. Sublessee agrees and covenants with Sublessor that it will carry and maintain in full force and effect during the term of this Lease and any extension or renewal thereof, at Sublessee's expense, public liability insurance covering bodily injury (including death) and property damage liability, in a form and with an insurance company acceptable to Sublessor, with limits of coverage of not less than $1,000,000.00 for each person and $1,000,000.00 in the aggregate for bodily injury or death liability for each accident and $10,000,000.00 for property

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              damage liability, as protection against all
              liability claims arising from the premises, and to deliver a copy thereof to Sublessor. Sublessee further agrees that Sublessor shall be named as an additional insured on said public liability insurance policies. Sublessee further agrees that Sublessor shall be given 15 (fifteen) days written notice of any proposed cancellation of said policies.

         6. (a) If (i) Sublessee shall default in fulfilling any of the terms, covenants or agreements hereof, other than the covenant to pay rent and additional rent, or of the Lease as herein incorporated, and such default shall not have been remedied (or proper corrective measures to cure such default commenced and diligently pursued) within five days after written notice from Sublessor, Sublessor may give Sublessee three days notice of intention to end the term of Sublease, and at the end of said three days the term of this Sublease shall expire with the same effect as if that day were the date hereinbefore set forth for the termination of the term hereof, and Sublessee shall remain liable to the extent provided in the Lease; if (ii) Sublessee shall fail to pay the rent and additional rent as provided herein, the Sublessor may, unless Sublessee shall have cured such default within three days after written notice thereof from Sublessor, exercise any of the remedies of the Landlord set forth in the Lease and Sublessee shall remain liable to the extent provided therein.

              (b) In the event of Sublessee's default, Sublessor shall have available not only those remedies of Landlord specified in the Lease and in this Sublease, but in addition thereto those remedies available at law and in equity.

         7. Sublessee may use the premises only for general office facilities, or such other uses to which Landlord and Sublessor have consented in writing in advance.

        8. Sublessee shall obtain Sublessor's written consent prior to the making of any alteration valued at over $50,000 (Fifty Thousand Dollars) to the
              Premises.

        9. Upon termination of this Sublease, Sublessee shall surrender the Premises to Sublessor in the same condition and configuration as at the Commencement Date of this Sublease, ordinary wear and tear expected.
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       10.    Sublessee shall execute a recordable memorandum of
              lease, or such other recordable instrument as may be reasonably requested, upon the written request of Sublessor.

       11. In the event of any holding over by Sublessee after the expiration or termination of this Sublease, Sublessee shall pay in lieu of rent but not other obligations, an amount equal to three times the rent which Sublessee was obligated to pay for the month immediately preceding the end of the term of this Sublease, for each month or any part thereof of any such holdover period. No holding over by Sublessee after the term of this Sublease shall operate to extend the term hereof. In the event of any unauthorized holding over, Sublessee shall indemnify Sublessor against all claims for damages by any other lessee to whom Sublessor may have leased all or any part of the Premises effective upon the termination of this Sublease.

       12. Any notices or demands to be given pursuant to the Lease or this Sublease shall be sent by certified mail or personally delivered to Sublessee, at the address above set forth, and to Sublessor as follows:

                      Chemed Corporation
                      2600 Chemed Center
                      255 E. Fifth Street
                      Cincinnati, Ohio 45202

                      Attention:  Kevin J. McNamara, President

                      (Sublessee)

                      National Sanitary Supply Company
                      2900 Chemed Center
                      255 E. Fifth Street
                      Cincinnati, Ohio 45202

                      Attention:  Paul C. Voet, President

              or at such other address as either such party shall designate by written notice to the other party.
              Said notices shall be deemed effective on receipt.

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        13.   This Agreement shall be governed by and construed
              and enforced in accordance with the law of the State of Ohio.

        14. This Agreement sets forth the entire understanding of the parties in respect hereto and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof.

        15. All of the terms and conditions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by, the parties hereto and their respective successors.

        16. This Agreement may be amended, modified, superseded or cancelled, and any of the terms or conditions hereof may be waived, only by a written instrument executed by both of the parties hereto, or, in the case of waiver, by or on behalf of the party waiving compliance. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. No waiver by any party of any condition, or of any breach of any term contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of any breach of any other term.

        WITNESS WHEREOF, Sublessor and Sublessee have hereunto set their hands effective the day and year first above written.

                            CHEMED CORPORATION
                            (Sublessor)


                            By:   /s/ Naomi C. Dallob
                                  Vice President and Secretary


                            NATIONAL SANITARY SUPPLY COMPANY


                            By:   /s/ Edward L. Hutton
                                  Chairman


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